UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2009

Commission File Number 333-128780

NCL Corporation Ltd.

(Translation of registrant's name into English)

7665 Corporate Center Drive,

Miami, Florida 33126

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                     .

NCL Corporation Ltd.

NCL Corporation Ltd.

Consolidated Statements of Operations

(unaudited, in thousands)

	Three months ended September 30,		Nine months ended September 30,
	2009	2008	2009	2008
Revenue
Passenger ticket	$392,473	$467,798	$1,005,886	$1,200,799
Onboard and other	158,203	171,191	447,662	474,752

Total revenue	550,676	638,989	1,453,548	1,675,551

Cruise operating expense
Commissions, transportation and other	97,144	102,589	247,332	275,187
Onboard and other	47,462	57,173	124,173	149,609
Payroll and related	78,434	89,968	241,014	290,836
Fuel	45,038	78,729	113,853	211,777
Food	31,018	34,605	91,422	96,993
Other operating	45,735	68,918	169,895	217,689

Total cruise operating expense	344,831	431,982	987,689	1,242,091
Marketing, general and administrative expense	54,202	65,510	179,159	212,014
Depreciation and amortization expense	38,212	40,889	114,331	121,043

Total operating expense	437,245	538,381	1,281,179	1,575,148

Operating income	113,431	100,608	172,369	100,403

Non-operating income (expense)
Interest income	132	1,139	767	1,966
Interest expense, net of capitalized interest	(25,813)	(35,143)	(77,860)	(117,275)
Other income (expense)	(2,125)	104,582	10,957	14,089

Total non-operating income (expense)	(27,806)	70,578	(66,136)	(101,220)

Net income (loss)	$85,625	$171,186	$106,233	$(817)

The accompanying notes are an integral part of these consolidated financial statements.

NCL Corporation Ltd.

Consolidated Balance Sheets

(unaudited, in thousands, except share data)

	September 30, 2009	December 31, 2008
Assets
Current assets:
Cash and cash equivalents	$143,640	$185,717
Restricted cash	3,321	4,004
Accounts receivable, net	7,498	6,047
Inventories	32,896	29,494
Prepaid expenses and other assets	42,341	24,460

Total current assets	229,696	249,722

Property and equipment, net	3,851,993	4,119,222
Goodwill and tradenames	602,792	602,792
Other assets	189,223	75,405

	$4,873,704	$5,047,141

Liabilities and shareholders’ equity
Current liabilities:
Current portion of long-term debt	$4,664	$182,487
Accounts payable	34,008	70,412
Accrued expense and other liabilities	219,017	278,213
Due to Affiliate, net	2,962	210,058
Advance ticket sales	256,503	250,638

Total current liabilities	517,154	991,808

Long-term debt	2,529,517	2,474,014
Other long-term liabilities	91,641	31,520

Total liabilities	3,138,312	3,497,342

Commitments and contingencies (Note 9)

Shareholders’ equity:
Ordinary shares, $.0012 par value; 40,000,000 and 25,000,000 shares authorized; 21,000,000 and 20,000,000 shares issued and outstanding	25	24
Additional paid-in capital	2,330,924	2,242,946
Accumulated other comprehensive income (loss)	(8,482)	137
Accumulated retained earnings (deficit)	(587,075)	(693,308)

Total shareholders’ equity	1,735,392	1,549,799

	$4,873,704	$5,047,141

The accompanying notes are an integral part of these consolidated financial statements.

NCL Corporation Ltd.

Consolidated Statements of Cash Flows

(unaudited, in thousands)

	Nine months ended September 30,
	2009	2008

Cash flows from operating activities
Net income (loss)	$106,233	$(817)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization expense	126,258	132,635
Loss (gain) on translation of debt	15,836	(37,737)
Loss (gain) on derivatives	(28,637)	15,227
Write-off of unamortized loan fees	—	6,788
Stock compensation expense	3,190	612
Changes in operating assets and liabilities:
Accounts receivable, net	(1,451)	21
Inventories	(3,402)	4,102
Prepaid expenses and other assets	(52,955)	(41,012)
Accounts payable	(36,404)	(19,318)
Accrued expense and other liabilities	(49,625)	15,050
Advance ticket sales	5,865	(51,313)

Net cash provided by operating activities	84,908	24,238

Cash flows from investing activities
Additions to property and equipment, net	(135,038)	(124,950)
Restricted cash	687	(2,033)

Net cash used in investing activities	(134,351)	(126,983)

Cash flows from financing activities
Repayments of long-term debt	(175,281)	(1,419,185)
Proceeds from long-term debt	30,000	903,000
Transactions with Affiliates, net	71,550	(198,309)
Contribution from Affiliates, net	100,000	948,111
Other	(18,903)	(790)

Net cash provided by financing activities	7,366	232,827

Net increase (decrease) in cash and cash equivalents	(42,077)	130,082
Cash and cash equivalents at beginning of period	185,717	40,291

Cash and cash equivalents at end of period	$143,640	$170,373

Supplemental disclosures (Note 11)

The accompanying notes are an integral part of these consolidated financial statements.

NCL Corporation Ltd.

Notes to Consolidated Financial Statements

(unaudited)

As used in this document, the terms “we,” “our,” “us” and “Company” refer to NCL Corporation Ltd. and its subsidiaries. “Star Cruises” refers to Star Cruises Limited and its affiliates. “Apollo” refers to Apollo Management L.P. and its affiliates, NCL Investment Ltd. and NCL Investment II Ltd. “TPG” refers to TPG Viking I, L.P., TPG Viking II, L.P. and TPG Viking AIV III, L.P. “Affiliate(s)” refers to Star Cruises, Apollo, and/or TPG. “NCLA Business” refers to operations and business conducted by NCL America Inc.

1.	Basis of Presentation

The accompanying consolidated financial statements are unaudited and, in our opinion, reflect all normal recurring adjustments necessary for a fair statement of the results for the periods presented.

Our operations are seasonal and results for interim periods are not necessarily indicative of the results for the entire fiscal year. Historically, demand for cruises has been strongest during the summer months. The interim consolidated financial information should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2008, which are included in our most recently filed Annual Report on Form 20-F.

Revenue and Expense Recognition

Revenue and expense includes taxes assessed by governmental authorities that are directly imposed on a revenue-producing transaction between a seller and a customer. The amounts included in revenue on a gross basis were $28.6 million and $26.2 million for the three months ended September 30, 2009 and 2008, respectively, and $75.9 million and $68.5 million for the nine months ended September 30, 2009 and 2008, respectively.

2.	Accounting Pronouncements

In May 2009, the Financial Accounting Standards Board (“FASB”) issued authoritative guidance intended to establish general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued, effective for financial statements issued for interim and annual periods after June 15, 2009. In particular, this guidance sets forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements; the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements; and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. The adoption of this guidance did not have a material impact on our consolidated financial statements. We refer you to Note 12 “Subsequent Events.”

In April 2009, the FASB issued authoritative guidance which requires disclosure about fair value of financial instruments whenever summarized financial information for interim reporting periods is presented, effective for financial statements issued for interim periods after June 15, 2009. Entities shall disclose the methods and significant assumptions used to estimate the fair value of financial instruments and shall describe changes in methods and significant assumptions, if any, during the period. The adoption of this guidance did not have a material impact on our consolidated financial statements. We refer you to Note 4 “Fair Value Measurements” for our disclosures.

In April 2009, the FASB issued authoritative guidance for assets acquired and liabilities assumed in a business combination addressing application issues regarding the accounting and disclosure provisions for contingencies, effective for financial statements including business combinations beginning January 1, 2009. It excludes contingent assets and contingent liabilities subject to specific guidance such as indemnification assets, contingent consideration arrangements, and valuation allowances. It replaces guidance on the subsequent measurement and accounting for assets and liabilities arising from acquired contingencies with a requirement to develop a systematic and rational method to subsequently measure and account for assets and liabilities arising from contingencies. The adoption of this guidance did not have a material impact on our consolidated financial statements.

In December 2008, the FASB issued authoritative guidance on disclosures about plan assets of a defined benefit pension or other postretirement plan, effective for financial statements issued for fiscal years ending after December 15, 2009. The adoption of this interpretation will increase the disclosures in the financial statements related to the assets, if any, of our defined benefit pension plan.

In March 2008, the FASB issued authoritative guidance on disclosures about derivative instruments and hedging activities, effective for financial statements issued for annual and interim periods beginning January 1, 2009. This guidance is intended to improve financial reporting by requiring enhanced disclosures to enable investors to better understand the effects on an entity’s financial position, financial performance, and cash flows. The adoption of this guidance did not have a material impact on our consolidated financial statements.

3.	Profits Sharing Agreement

The Profits Sharing Agreement consists of “Co-Investment Profits Units” (“COIPUs”) and “Ordinary Profits Units” (“OPUs”). The COIPUs and OPUs have no expiration; however, payment is tied to certain distribution events which may take place in a future sale or public offering with the COIPUs having priority upon distribution.

In July 2009, OPUs consisting of fifty percent of “Time-Based Units” (“TBUs”) and fifty percent of “Performance-Based Units” (“PBUs”) were granted to senior management. The TBUs vest on a straight-line basis over five years commencing on the later of January 7, 2008 or the employee’s employment start date. Upon a distribution event, the vesting amount of the PBUs is based on the amount of proceeds that are realized above certain hurdles.

The termination of employment results in forfeiture of any non-vested TBUs and all PBUs. TBUs that are vested can be either continued by the Company or cancelled and paid to the employee. Cancellation can take place anytime after termination but not before two years after the grant date.

The fair value of the OPUs was computed using a binomial (lattice) model using the following assumptions:

Dividend yield	0%
Expected stock price volatility	59.21%
Risk-free interest rate	3.39%
Expected unit life	3 years

Expected stock price volatility was based on annual volatilities of comparable companies in our industry based on three years of historical data. Risk-free interest rates were adjusted to the average risk-free rates from January 1, 2004 through July 23, 2009. The expected unit life was calculated with the expectation of a distribution event occurring within a three-year period. We estimated forfeitures based on our historical termination rates for the last three years.

The aggregate fair value for the OPUs as of September 30, 2009 was comprised of $6.9 million for PBUs and $6.8 million for TBUs. This amount includes the fair value of the vested TBUs of $2.8 million which was recorded in marketing, general and administrative expense in our consolidated statements of operations for the three and nine months ended September 30, 2009. As of September 30, 2009, there was $4.0 million of total unrecognized compensation expense related to TBU non-vested shares.

Share Activity

	Number of Shares
	TBUs	PBUs
Outstanding as of July 1, 2009	—	—
Granted	300,700	300,700
Exercised	—	—
Cancelled	—	—

Outstanding as of September 30, 2009	300,700	300,700

Exercisable as of September 30, 2009	—	—
Non-vested as of September 30, 2009	256,960	300,700

4.	Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The hierarchy for inputs used in measuring fair value should maximize the use of observable inputs and minimize the use of unobservable inputs by requiring that the most observable inputs be used when available. Level 1, “quoted prices in active markets for identical assets or liabilities” are unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities. Level 2, “significant other observable inputs” are used by market participants in pricing the asset or liability based on market data obtained from independent sources. Level 3, “significant unobservable inputs” reflects our assumptions about what we believe market participants would use in pricing the asset or liability based on the best information available. To the extent that the valuation is based on inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment.

The following table sets forth our derivatives which are financial assets that were measured at fair value as of September 30, 2009, categorized by input level in the fair value hierarchy (in thousands):

Fair Value as of September 30, 2009	Level 1	Level 2	Level 3
$4,351	$—	$4,351	$—

We are exposed to market risk attributable to changes in interest rates, foreign currency exchange rates and fuel prices. We attempt to minimize these risks through a combination of our normal operating and financing activities and through the use of derivative financial instruments. Our derivative instruments consist of an interest rate swap, foreign currency forward contracts, fuel swaps, and fuel derivative contracts (three-way collar contracts). We enter into interest rate swap agreements to modify our exposure to interest rate movements and to manage our interest expense. Our exposure to foreign currency exchange rate risk relates primarily to our ship-building contract and to our Euro-denominated debt. Our ship-building contract is denominated in Euro and the related debt agreement will be denominated in Euro. Our principal and interest payments for the debt will be payable in Euro and will be subject to the exchange rate at the time these payments are due. We enter into foreign currency forward contracts for these payments. Our exposure to market risk for changes in fuel prices relates to the consumption of fuel on our ships. We use fuel swaps to mitigate the financial impact of fluctuations in fuel prices qualifying and designated as hedging instruments (“cash flow hedges”). We also entered into fuel derivative contracts (three-way collar contracts) to economically hedge our forecasted fuel purchases. As of September 30, 2009, the notional amount of outstanding debt related to the interest rate swap was $400.0 million and the notional amount of the foreign currency forward contracts was $331.2 million. As of September 30, 2009, the fuel swaps and fuel derivative contracts pertained to 244.6 thousand metric tons of our projected fuel purchases.

Fair value of our derivative contracts is derived using valuation models that utilize the income valuation approach. These valuation models take into account the contract terms, as well as other inputs such as fuel types, fuel curves, exchange rates, creditworthiness of the counterparty and the Company, as well as other data points. The data sources utilized in these valuation models that are significant to the fair value measurement are Level 2 in the fair value hierarchy.

We assess whether derivatives used in hedging transactions are “highly effective” in offsetting changes in the cash flow of hedged items. We use regression analysis for this hedge relationship and high effectiveness is achieved when a statistically valid relationship reflects a high degree of offset and correlation between the fair values of the derivative instrument and the hedged item. Cash flows from the derivative are classified in the same category as the cash flows from the underlying hedged item. The determination of ineffectiveness is based on the amount of dollar offset between the change in fair value of the derivative instrument and the change in fair value of the hedged item at the end of the reporting period. If it is determined that a derivative is not highly effective as a hedge then the change in fair value is recognized in earnings. In addition, the ineffective portion of our highly effective hedges is recognized in earnings immediately and reported in other income (expense) in our consolidated statements of operations.

The fair value of derivatives not designated as hedging instruments were included in our consolidated balance sheet as of September 30, 2009 as follows (in thousands):

	Accrued expense and other liabilities	Prepaid expenses and other assets
Interest rate swap	$11,599	$—
Foreign currency forward contracts and swaps	—	15,339
Fuel derivative contracts	—	1,115

Total derivatives not designated as hedging instruments	$11,599	$16,454

We recognized the gain or (loss) for the changes in fair value of derivatives not designated as hedging instruments in other income (expense) in our consolidated statements of operations for the three and nine months ended September 30, 2009 as follows (in thousands):

	Three months ended September 30, 2009	Nine months ended September 30, 2009
Interest rate swap	$(2,633)	$(4,510)
Foreign currency forward contracts and swaps	14,276	14,234
Fuel derivative contracts	1,801	18,913

Total gain related to derivatives not designated as hedging instruments	$13,444	$28,637

We had a $0.5 million liability in our consolidated balance sheet as of September 30, 2009 for the fair value of fuel swaps which were designated as cash flow hedges. This amount was netted with our derivatives not designated as hedging instruments which were included in prepaid expenses and other assets. The effects of the hedging instruments for the three and nine months ended September 30, 2009 were as follows (in thousands):

	Three months ended September 30, 2009	Nine months ended September 30, 2009
Amount of gain recognized to other comprehensive income (“OCI”) - effective portion	$7	$7
Amount of loss recognized to other income (expense) - ineffective portion	(44)	(44)

Total loss related to derivatives designated as hedging instruments	$(37)	$(37)

The total fair value of our long-term debt as of September 30, 2009 was $2,409.8 million which was $124.4 million less than the carrying amount. The carrying amounts reported in the consolidated balance sheets for cash and cash equivalents, accounts receivable and accounts payable approximate fair value because of the immediate or short-term maturities of these financial instruments.

5.	Foreign Currency

As of September 30, 2009 and 2008, we had long-term debt denominated in Euro totaling $346.5 million and $1,171.9 million, respectively, based on the Euro/U.S. dollar exchange rates as of September 30, 2009 and 2008, respectively. For the three months ended September 30, 2009 and 2008, we had foreign currency translation gains (losses) of $(3.8) million and $117.6 million, respectively, and for the nine months ended September 30, 2009 and 2008 we had foreign currency translation gains (losses) of $(7.6) million and $27.4 million, respectively, primarily related to the translation of our Euro-denominated long-term debt to U.S. dollars. These translation amounts include the effects of our foreign currency forward contracts and were recorded as a component of other income (expense) in our consolidated statements of operations.

Additionally, other income (expense) for the nine months ended September 30, 2009 includes a $3.7 million adjustment to foreign currency translation which relates to prior periods. We believe this item was not material to any of the periods affected.

6.	Long-Term Debt

In November 2009, we issued $450.0 million of 11.75% Senior Secured Notes due 2016 at a price of 98.834% of par in a private offering. We also entered into a new $750.0 million secured revolving credit facility at LIBOR plus a margin of 4.0% maturing in 2015 (“New Revolving Credit Facility”). The net proceeds from this note offering and borrowings under our New Revolving Credit Facility were used to retire indebtedness under our $300.0 million Senior Secured Term Loan and our $500.0 million Senior Secured Revolving Credit Facility (together, our “$800.0 million Facility”) and our $610.0 million Senior Secured Revolving Credit Facility. In addition, we discharged our existing 10 5/8% Senior Notes.

In October 2009, we converted our Euro 308.1 million Pride of Hawai’i Loan from Euro to U.S. dollar-denominated, through maturity, with all other terms unchanged.

In April 2009, we amended certain terms of substantially all of our then debt agreements. The amended terms included the extension of the maturity of our $800.0 million Facility from July 2010 to January 2012. Also, the amended terms included the deferral of principal amortization through December 2010, accelerated principal payments if we reach certain liquidity thresholds and certain other additional covenants.

In addition, the ranges of the increases in the applicable margins are as follows:

a)	$800.0 million Facility from 1.25% to 6.25% to January 2010;

b)	$610.0 million Senior Secured Revolving Credit Facility from 0.25% to 6.25% in 2009;

c)	Euro 624.0 million (U.S. dollar-denominated) Norwegian Pearl and Norwegian Gem Revolving Credit Facility from 0.25% to 6.25% in 2009 and from 0.75% to 6.75% in 2010 through maturity;

d)	Euro 258.0 million (U.S. dollar-denominated) Pride of America Hermes loan and Euro 40.0 million (U.S. dollar-denominated) Pride of America Commercial Loan from 0.25% to 2.25% in 2009 and from 0.75% to 2.75% in 2010 through maturity;

e)	$334.1 million Norwegian Jewel Loan from 0.25% to 2.25% in 2009 and from 0.75% to 2.75% in 2010 through maturity; and

f)	Euro 308.1 million Pride of Hawai’i Loan from 0.25% to 1.50% in 2009 and from 0.75% to 2.00% in 2010 through maturity.

In April 2009, our shareholders contributed an aggregate of $100.0 million of equity in connection with the amendments of our debt agreements. We refer you to Note 7 “Related Party Transactions.”

Our debt agreements contain covenants that, among other things, require us to maintain a minimum level of liquidity, as well as limit our net funded debt-to-capital ratio, maintain certain other ratios and restrict our ability to pay dividends. Our ships and substantially all other property and equipment are pledged as collateral for our debt. We were in compliance with these covenants as of September 30, 2009.

Availability under our senior secured revolving credit facilities as of September 30, 2009 was $102.1 million.

7.	Related Party Transactions

In January 2009, we transferred Norwegian Sky to Star Cruises per the terms of the Reimbursement and Distribution Agreement (“RDA”) with NCL Investment Ltd. and Star Cruises which was entered into in August 2007. This transfer settled our $280.7 million liability to Star Cruises. We entered into an additional agreement with Star Cruises to charter-in Norwegian Sky through 2010.

Through January 2009, we received $56.0 million from Star Cruises in connection with the RDA including reimbursement of expenses in connection with the restructuring of our Hawaii operations. In April 2009, we received $15.1 million from Star Cruises for reimbursements in connection with improvements to Norwegian Dream which left our fleet upon expiration of the relevant charter agreement.

In April 2009, we increased our authorized share capital from $30,000 to $48,000 by authorizing 15,000,000 additional ordinary shares of $.0012 each, resulting in an aggregate authorized share capital of 40,000,000 ordinary shares of $.0012 each. Following this increase, we received $100.0 million from our shareholders and issued 1,000,000 additional ordinary shares of $.0012 each to our shareholders pro-rata in accordance with their percentage ownership resulting in an aggregate 21,000,000 ordinary shares of $.0012 each issued and outstanding as of September 30, 2009.

As of September 30, 2009, our shareholders and their share ownership was as follows:

Shareholder	Number of Shares	Percentage Ownership

Star Cruises (1)	10,500,000	50.0%

Apollo (2)	7,875,000	37.5%

TPG (3)	2,625,000	12.5%

(1)	Star Cruises owns its ordinary shares indirectly through Star NCLC Holdings Ltd., a Bermuda wholly-owned subsidiary.
(2)	Apollo owns its ordinary shares indirectly through NCL Investment Ltd., a Bermuda company (2,795,968 ordinary shares) and NCL Investment II Ltd., a Cayman Islands company (5,079,032 ordinary shares).
(3)	TPG owns its ordinary shares indirectly through TPG Viking I, L.P., a Cayman Islands limited partnership (1,957,525 ordinary shares), TPG Viking II, L.P., a Cayman Islands limited partnership (576,118 ordinary shares) and TPG Viking AIV III, L.P., a Delaware limited partnership (91,357 ordinary shares).

In June 2009, in connection with the RDA, we agreed with Star Cruises to assume and pay any and all costs and expenses related to the maintenance, lay up or docking of the S.S. United States incurred on or prior to December 31, 2009. As part of this transaction, Star Cruises agreed that we had satisfied in full our obligations under the RDA and they waived their rights, including title and ownership of, and any sale proceeds of, any assets (other than the S.S. United States) of the NCLA Business including all assets related to our Polynesian Adventure Tours operations. This distribution of the S.S. United States to Star Cruises resulted in an equity transaction which reduced property and equipment and additional paid-in capital by $15.0 million.

8.	Employee Benefit Plans

Effective January 2009, we implemented the Norwegian Shipboard Retirement Plan (“Retirement Plan”) which computes benefits based on years of service, subject to eligibility requirements of the Retirement Plan. The Retirement Plan is unfunded with no plan assets and we recognized a liability of $8.5 million for the projected benefit obligation. Changes in the projected benefit obligation are recognized to other comprehensive income (loss). We refer you to Note 10 “Comprehensive Income (Loss).”

9.	Commitments and Contingencies

(a)	Capital expenditures

As of September 30, 2009, we anticipate that capital expenditures will be $177.9 million (including $135.0 million through September 30, 2009), $1.0 billion and $70.0 million for the years ending December 31, 2009, 2010 and 2011, respectively, based on the Euro/U.S. dollar exchange rate as of September 30, 2009.

Norwegian Epic is under construction and will add approximately 4,200 berths to our fleet with anticipated delivery in the second quarter of 2010. The aggregate cost of Norwegian Epic, based on the Euro/U.S. dollar exchange rate as of

September 30, 2009, is $1.3 billion. As of September 30, 2009, we had capitalized costs of $271.6 million for Norwegian Epic and the remaining cost is subject to fluctuations in the Euro/U.S. dollar exchange rate. In connection with the contract to build Norwegian Epic, we do not anticipate any contractual breaches or cancellations to occur. However, if any would occur, it could result in, among other things, the forfeiture of prior deposits or payments made by us and potential claims and impairment losses which may materially impact our business, financial condition and results of operations.

(b)	Material litigation

(i)	In May 2003, an explosion in the boiler room aboard the S.S. Norway resulted in the death of eight crew members and injury to approximately 20 other crew members. In May 2008, an agreement was reached with the United States Attorney’s Office for the Southern District of Florida and Norwegian Cruise Line Limited (“NCLL”) as the owner/operator of the S.S. Norway at the time of the incident, pled guilty to a violation of Title 46, United States Code, Section 2302(b), a misdemeanor, and was ordered to pay a fine of $1.0 million which was paid in May 2008, and restitution in the amount of $13.8 million which was covered by insurance and paid in prior years to those crew members involved in the incident. As part of the plea, a subsequent hearing on additional restitution was held, and the Court awarded $7.7 million of restitution which was paid in September 2008. NCL (Bahamas) Ltd., as operator of two of the vessels formerly owned and operated by NCLL, has as well, agreed to enter into a civil Consent Judgment with the United States Attorney’s Office for the Southern District of Florida and assumed legal responsibility for carrying out certain procedural and safety reviews under the auspices of an independent consultant. In May 2009, the plaintiffs filed a motion to file supplemental claims requesting additional damages. We have filed a response to the plaintiff’s motion and a motion for sanctions which are currently pending before the court. We are not able at this time to estimate any further impact from these proceedings.

(ii)	In June 2006, a complaint was filed against us in the Circuit Court of Miami-Dade County, Florida, alleging breach of contract and fraudulent misrepresentation stemming from two 2004 charter sailings of Pride of Aloha. We believe that we have meritorious defenses to these claims and, accordingly, are defending vigorously this action and are not able at this time to estimate the impact of these proceedings.

(iii)	The office of the Attorney General for the State of Florida is conducting an antitrust violation investigation into the Company’s implementation of its passenger fuel supplement in 2007. We are cooperating with this investigation and are not able at this time to estimate the impact of this investigation.

(iv)	In May 2008, we were served with a complaint in the Circuit Court of Miami-Dade County, Florida, by a former shipboard concessionaire for fraudulent inducement, equitable or promissory estoppel and breach of contract in connection with the termination of a shipboard concessionaire agreement. We believe that we have meritorious defenses to these claims and, accordingly, are defending vigorously this action and are not able at this time to estimate the impact of these proceedings.

(v)	In July 2009, a class action complaint was filed against NCL (Bahamas) Ltd. in the United States District Court, Southern District of Florida on behalf of a purported class of crew members alleging inappropriate deductions of their wages pursuant to the Seaman’s Wage Act and wrongful termination resulting in a loss of retirement benefits. We believe that we have meritorious defenses to these claims and, accordingly, are defending vigorously this action and are not able at this time to estimate the impact of these proceedings.

(vi)	In the normal course of our business, various other claims and lawsuits have been filed or are pending against us. Most of these claims and lawsuits are covered by insurance and, accordingly, the maximum amount of our liability is typically limited to our deductible amount. Nonetheless, the ultimate outcome of these claims and lawsuits that are not covered by insurance cannot be determined at this time. We have evaluated our overall exposure with respect to all of our threatened and pending litigation and to the extent required, we have accrued amounts for all estimable probable losses associated with our deemed exposure. We are currently unable to estimate any other potential contingent losses beyond those accrued, as discovery is not complete nor is adequate information available to estimate such range of loss or potential recovery. As discussed above, we intend to vigorously defend our legal position on all claims and, to the extent necessary, seek recovery.

(c)	Other

Certain of our service providers have required collateral in the normal course of our business including liens on certain of our ships. As of September 30, 2009, an aggregate of $78.5 million of collateral from all of our service providers was included in other assets in our consolidated balance sheet.

Certain contracts we enter into include indemnification provisions that obligate us to make payments to the counterparty if certain events occur. The indemnification clauses are often standard contractual terms that are entered into in the normal course of business. There are no stated or notional amounts included in the indemnification clauses and we are not able to estimate the maximum potential exposure, if any, under these indemnification clauses. We have not been required to make any payments under such clauses in the past, and as of September 30, 2009 none were pending.

10.	Comprehensive Income (Loss)

Comprehensive income (loss) includes net income (loss) and changes in the fair value of derivative instruments that qualify as cash flow hedges as well as changes in the projected benefit obligation of our Retirement Plan. The cumulative changes in fair value of the derivatives are deferred and recorded as a component of accumulated other comprehensive income (loss) until the hedged transactions are realized and recognized in earnings. Comprehensive income (loss) was as follows (in thousands):

	Three months ended September 30,		Nine months ended September 30,
	2009	2008	2009	2008
Net income (loss)	$85,625	$171,186	$106,233	$(817)
Initial recognition of the projected benefit obligation	—	—	(8,549)	—
Amortization of prior service cost	178	—	534	—
Change related to cash flow hedges	(467)	(3,284)	(467)	(783)

Total comprehensive income (loss)	$85,336	$167,902	$97,751	$(1,600)

11.	Supplemental Cash Flow Information

For the nine months ended September 30, 2009, we had non-cash financing activities of $280.7 million in connection with the transfer of Norwegian Sky to Star Cruises and $15.0 million in connection with distribution of the S.S. United States to Star Cruises (we refer you to Note 7 “Related Party Transactions”). We also had $56.1 million of loan fees capitalized and accrued associated with amendments to our debt agreements (we refer you to Note 6 “Long-Term Debt”) and $8.5 million of non-cash activities in connection with our Retirement Plan (we refer you to Note 8 “Employee Benefit Plans”). In addition, for the nine months ended September 30, 2009, we had $7.1 million for capital leases. For the nine months ended September 30, 2008, we had non-cash financing activities of $231.4 million in amounts due to Star Cruises.

12.	Subsequent Events

In November 2009, subsequent to the balance sheet date, certain of our debt was refinanced. We refer you to Note 6 “Long-Term Debt.”

We evaluated subsequent events through November 16, 2009, the date our financial statements were issued.

NCL Corporation Ltd.

Management’s Discussion and Analysis

of Financial Condition and Results of Operations

Certain statements under this caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and elsewhere in this report on Form 6-K, constitute “forward-looking” statements under the Private Securities Litigation Reform Act of 1995. Many, but not all, of these statements can be found by looking for words like “expect,” “anticipate,” “goal,” “project,” “plan,” “believe,” “seek,” “will,” “may,” “forecast,” “estimate,” “intend” and “future,” and for similar words. “Forward-looking” statements do not guarantee future performance and may involve risks, uncertainties and other factors which could cause our actual results, performance or achievements to differ materially from the future results, performance or achievements expressed or implied in those “forward-looking” statements. Examples of these risks, uncertainties and other factors include, but are not limited to:

•

the impact of changes in the global credit markets on our ability to borrow and counterparty credit risks, including those under our credit facilities, derivative instruments, contingent obligations, insurance contracts and new ship progress payment guarantees;

•	the ability to obtain financing and/or insurance coverage on terms that are favorable or consistent with our expectations;

•	continued availability under our credit facilities and compliance with our covenants;

•	our substantial leverage, including the inability to generate the necessary amount of cash to service our existing debt and the incurrence of substantial indebtedness in the future;

•	changes in cruise capacity, as well as capacity changes in the overall vacation industry;

•	general industry trends, including the introduction of competing itineraries and other products by other companies;

•	changes in general economic, business and geo-political conditions;

•

adverse economic conditions that may affect consumer demand for cruises such as higher unemployment rates, fuel price increases, declines in the securities and real estate markets, and declines in disposable income and consumer confidence;

•	adverse events impacting the security of travel that may affect consumer demand for cruises such as terrorist acts, acts of piracy, armed conflict and other international events;

•	the lack of acceptance of new itineraries, products or services by our targeted customers;

•	our ability to implement brand strategies and our shipbuilding programs, and to continue to expand our brand and business worldwide;

•	the costs of new initiatives and our ability to achieve expected cost savings from our new initiatives;

•	changes in interest rates, fuel costs, or foreign currency rates;

•

increases in our future fuel expenses related to implementing recently approved International Maritime Organization regulations, which require the use of higher priced low sulfur fuels in certain cruising areas;

•	the delivery schedules and estimated costs of new ships on terms that are favorable or consistent with our expectations;

•	the impact of problems encountered at shipyards, as well as, any potential claim, impairment loss, cancellation or breach of contract in connection with our contracts with shipyards;

•	the risks associated with operating internationally;

•	the impact of the spread of contagious diseases;

•

accidents and other incidents affecting the health, safety, security and vacation satisfaction of passengers and causing damage to ships, which could cause the modification of itineraries or cancellation of a cruise or series of cruises;

•	our ability to attract and retain qualified shipboard crew, maintain good relations with employee unions and maintain or renegotiate our collective bargaining agreements on favorable terms;

•	changes in other operating costs such as crew, insurance and security;

•	the continued availability of attractive port destinations;

•	the impact of pending or threatened litigation and investigations;

•	the impact of changes in our credit ratings;

•	changes involving the corporate, tax, environmental, health, safety, security and other regulatory regimes in which we operate;

•	the possibility of environmental liabilities and other damage that is not covered by insurance or that exceeds our insurance coverage;

•	our ability to attain and maintain any price increases for our products;

•	the impact of any future changes relating to how travel agents sell and market our cruises;

•	the impact of any future increases in the price of, or major changes or reduction in, commercial airline services;

•	the impact of delays, costs and other factors resulting from emergency ship repairs as well as scheduled maintenance, repairs and refurbishment of our ships;

•	disruptions to our software and other information technology systems;

•	the implementation of regulations in the U.S. requiring U.S. citizens to obtain passports for travel to additional foreign destinations; and

•	the impact of weather and natural disasters.

The above examples are not exhaustive and new risks emerge from time to time. We undertake no obligation to publicly update or revise any “forward-looking” statements, whether as a result of new information, future events or otherwise. Such “forward-looking” statements are based on our current beliefs, assumptions, expectations, estimates and projections regarding our present and future business strategies and the environment in which we will operate in the future. These “forward-looking” statements speak only as of the date of this report. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any “forward-looking” statement contained herein to reflect any change in our expectations with regard thereto or any change of events, conditions or circumstances on which any such statement was based.

The interim consolidated financial information should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2008, which are included in our most recently filed Annual Report on Form 20-F.

Terminology and Non-GAAP Financial Measures

Berths, in accordance with cruise industry practice, are determined based on double occupancy per cabin even though many cabins can accommodate three or more passengers.

Capacity Days represents double occupancy per cabin multiplied by the number of cruise days for the period.

Gross Cruise Cost represents the sum of total cruise operating expense and marketing, general and administrative expense.

Gross Yield represents total revenue per Capacity Day.

Net Cruise Cost represents Gross Cruise Cost less commissions, transportation and other expense and onboard and other expense.

Net Revenue represents total revenue less commissions, transportation and other expense and onboard and other expense.

Net Yield represents Net Revenue per Capacity Day.

Occupancy Percentage, in accordance with cruise industry practice, represents the ratio of Passenger Cruise Days to Capacity Days. A percentage in excess of 100% indicates that three or more passengers occupied some cabins.

Passenger Cruise Days represents the number of passengers carried for the period, multiplied by the number of days in their respective cruises.

We use certain non-GAAP financial measures, such as Net Revenue, Net Yield and Net Cruise Cost to enable us to analyze our performance. We utilize Net Revenue and Net Yield to manage our business on a day-to-day basis and believe that it is the most relevant measure of our revenue performance because it reflects the revenue earned by us net of significant variable costs and is commonly used in the cruise industry to measure revenue performance. In measuring our ability to control costs in a manner that positively impacts net income, we believe changes in Net Cruise Cost and Net Cruise Cost excluding fuel to be the most relevant indicators of our performance and are commonly used in the cruise industry as a measurement of costs. We have not provided a quantitative reconciliation of projected Gross Yield to projected Net Yield and projected Gross Cruise Cost to projected Net Cruise Cost due to the significant uncertainty in projecting the costs deducted to arrive at these measures. Accordingly, we do not believe that reconciling information for such projected figures would be meaningful. Our use of non-GAAP financial measures may not be comparable to other companies within our industry.

Please see a historical reconciliation of these measures to items in our consolidated financial statements below.

Overview

Revenue from our cruise and cruise-related activities are categorized by us as “passenger ticket revenue” and “onboard and other revenue.” Passenger ticket revenue and onboard and other revenue vary according to the size of the ship in operation, the length of cruises operated and the markets in which the ship operates. Our revenue is seasonal based on demand for cruises which has historically been strongest during the summer months.

Passenger ticket revenue primarily consists of revenue for accommodations, meals in certain restaurants on the ship, certain onboard entertainment, and includes revenue for service charges and air and land transportation to and from the ship, to the extent passengers purchase those items from us. Passenger ticket revenue is generally collected from passengers prior to their departure on the cruise.

Onboard and other revenue consists of revenue primarily from shore excursions, food and beverage sales, gaming, retail sales and spa services. We record onboard revenue from onboard activities we perform directly or that are performed by independent concessionaires, from which we receive a percentage of their revenue.

Our cruise operating expense is classified as follows:

•

Commissions, transportation and other consists of direct costs associated with passenger ticket revenue. These costs include travel agent commissions, air and land transportation expenses, credit card fees, and certain port expenses.

•

Onboard and other primarily consists of direct costs that are incurred in connection with onboard and other revenue. These include costs incurred in connection with shore excursions, beverage sales, retail and sales of travel protection for vacation packages.

•	Payroll and related consists of the cost of wages and benefits for shipboard employees.

•	Fuel includes fuel costs, the impact of certain fuel hedges and fuel delivery costs.

•	Food consists of food costs for passengers and crew.

•	Other operating consists of repairs and maintenance (including dry-docking costs), ship insurance, ship charter costs and other ship expenses.

Summary

The following table sets forth operating data as a percentage of revenue:

	Three months ended September 30,		Nine months ended September 30,
	2009	2008	2009	2008
Revenue
Passenger ticket	71.3%	73.2%	69.2%	71.7%
Onboard and other	28.7%	26.8%	30.8%	28.3%

Total revenue	100.0%	100.0%	100.0%	100.0%

Cruise operating expense
Commissions, transportation and other	17.7%	16.1%	17.0%	16.4%
Onboard and other	8.6%	8.9%	8.5%	8.9%
Payroll and related	14.2%	14.1%	16.6%	17.4%
Fuel	8.2%	12.3%	7.8%	12.6%
Food	5.6%	5.4%	6.3%	5.8%
Other operating	8.3%	10.8%	11.7%	13.0%

Total cruise operating expense	62.6%	67.6%	67.9%	74.1%
Marketing, general and administrative expense	9.9%	10.3%	12.3%	12.7%
Depreciation and amortization expense	6.9%	6.4%	7.9%	7.2%

Total operating expense	79.4%	84.3%	88.1%	94.0%

Operating income	20.6%	15.7%	11.9%	6.0%

Non-operating income (expense)
Interest income	—%	0.2%	0.1%	0.1%
Interest expense, net of capitalized interest	(4.7)%	(5.5)%	(5.4)%	(7.0)%
Other income (expense)	(0.4)%	16.4%	0.7%	0.9%

Total non-operating income (expense)	(5.1)%	11.1%	(4.6)%	(6.0)%

Net income	15.5%	26.8%	7.3%	—%

The following table sets forth selected statistical information:

	Three months ended September 30,		Nine months ended September 30,
	2009	2008	2009		2008
Passengers Carried	348,614	360,810	1,019,672	[1]	966,701
Passenger Cruise Days	2,483,300	2,553,190	7,054,434		7,321,490
Capacity Days	2,163,140	2,293,946	6,386,536		6,745,362
Occupancy Percentage	114.8%	111.3%	110.5%		108.5%

[1]   Passengers Carried increased in 2009 primarily due to the three and four-night itinerary of Norwegian Sky compared to the seven-night itinerary with Pride of Aloha in 2008.

Gross Yield and Net Yield were calculated as follows (in thousands, except Capacity Days and Yield data):

	Three months ended September 30,		Nine months ended September 30,
	2009	2008	2009		2008
Passenger ticket revenue	$392,473	$467,798	$1,005,886		$1,200,799
Onboard and other revenue	158,203	171,191	447,662		474,752

Total revenue	550,676	638,989	1,453,548		1,675,551
Less:
Commissions, transportation and other expense	97,144	102,589	247,332		275,187
Onboard and other expense	47,462	57,173	124,173		149,609

Net Revenue	$406,070	$479,227	$1,082,043		$1,250,755

Capacity Days	2,163,140	2,293,946	6,386,536		6,745,362
Gross Yield	$254.57	$278.55	$227.60		$248.40
Net Yield	$187.72	$208.91	$169.43		$185.42
Gross Cruise Cost and Net Cruise Cost were calculated as follows (in thousands, except Capacity Days and per Capacity Day data):
	Three months ended September 30,		Nine months ended September 30,
	2009	2008	2009		2008
Total cruise operating expense	$344,831	$431,982	$987,689		$1,242,091
Marketing, general and administrative expense	54,202	65,510	179,159		212,014

Gross Cruise Cost	399,033	497,492	1,166,848		1,454,105
Less:
Commissions, transportation and other expense	97,144	102,589	247,332		275,187
Onboard and other expense	47,462	57,173	124,173		149,609

Net Cruise Cost	$254,427	$337,730	$795,343		$1,029,309

Capacity Days	2,163,140	2,293,946	6,386,536		6,745,362
Gross Cruise Cost per Capacity Day	$184.47	$216.87	$182.70		$215.57
Net Cruise Cost per Capacity Day	$117.62	$147.23	$124.53		$152.60

Three months ended September 30, 2009 compared to three months ended September 30, 2008

Revenue

Net Revenue decreased 15.3% in 2009 compared to 2008 due to a 10.1% decrease in Net Yield and a 5.7% decrease in Capacity Days. The decrease in Net Yield was primarily the result of a decrease in passenger ticket pricing due to adverse global economic conditions. This decrease was partially offset by a slight increase in Net Yield pertaining to onboard and other revenue primarily due to increased net revenue from our shore excursions and bar operations. The decrease in Capacity Days was primarily the result of the departure of Norwegian Dream which left the fleet upon expiration of the relevant charter agreement in November 2008, partially offset with the re-flagging of Pride of Aloha which was withdrawn from the fleet in May 2008 and launched as Norwegian Sky in July 2008.

Expense

Net Cruise Cost decreased 24.7% in 2009 compared to 2008 primarily due to a 20.1% decrease in Net Cruise Cost per Capacity Day. The decrease in Net Cruise Cost per Capacity Day was primarily due to lower fuel expense per Capacity Day primarily as a result of a 37.0% decrease in fuel price per metric ton from $706 in 2008 to $445 in 2009; lower other operating expense and marketing, general and administrative expense per Capacity Day as a result of cost control initiatives; as well as lower payroll and related expense per Capacity Day resulting from lower salary and travel expense.

Depreciation and amortization expense decreased 6.5% in 2009 compared to 2008 primarily due to the transfer of Norwegian Sky to Star Cruises in January 2009.

Interest expense, net of capitalized interest, decreased to $25.8 million in 2009 from $35.1 million in 2008 primarily due to lower average interest rates. Other income (expense) was an expense of $(2.1) million in 2009 compared to income of $104.6 million in 2008. The expense in 2009 was primarily due to foreign currency translation losses of $(3.8) million partially offset by gains on fuel derivatives of $1.8 million. The income in 2008 was primarily due to foreign currency translation gains of $117.6 million partially offset by fuel derivative losses of $(12.7) million. Foreign currency translation gains and losses were primarily due to changes in the exchange rate regarding the revaluation of our Euro-denominated debt to U.S. dollars.

Nine months ended September 30, 2009 compared to nine months ended September 30, 2008

Revenue

Net Revenue decreased 13.5% in 2009 compared to 2008 due to an 8.6% decrease in Net Yield and a 5.3% decrease in Capacity Days. The decrease in Net Yield was primarily the result of a decrease in passenger ticket pricing due to adverse global economic conditions. This decrease was partially offset by a slight increase in Net Yield pertaining to onboard and other revenue primarily due to increased net revenue from our shore excursions and gaming operations. The decrease in Capacity Days was the result of the departure of Marco Polo and Norwegian Dream which left the fleet upon expiration of the relevant charter agreements in March 2008 and November 2008, respectively, partially offset with the re-flagging of Pride of Aloha which was withdrawn from the fleet in May 2008 and launched as Norwegian Sky in July 2008.

Expense

Net Cruise Cost decreased 22.7% in 2009 compared to 2008 due to an 18.4% decrease in Net Cruise Cost per Capacity Day. The decrease in Net Cruise Cost per Capacity Day was primarily due to lower fuel expense per Capacity Day primarily as a result of a 39.2% decrease in fuel price per metric ton from $599 in 2008 to $364 in 2009; lower payroll and related expense per Capacity Day from the impact of the re-flagging and redeployment of Pride of Hawai’i and Pride of Aloha from the Hawaii market to our international fleet in 2008; and lower other operating expense and marketing, general and administrative expense per Capacity Day due to savings from cost control initiatives.

Depreciation and amortization expense decreased 5.5% in 2009 compared to 2008 primarily due to the transfer of Norwegian Sky to Star Cruises in January 2009.

Interest expense, net of capitalized interest, decreased to $77.9 million in 2009 from $117.3 million in 2008, primarily due to lower average interest rates. Other income (expense) was income of $11.0 million in 2009 compared to $14.1 million in 2008. The income in 2009 was primarily due to fuel derivative gains of $18.9 million partially offset by foreign currency translation losses of $(7.6) million. The income in 2008 was primarily due to foreign currency translation gains of $27.4 million partially offset by fuel derivative losses of $(12.7) million. Foreign currency translation gains and losses were primarily due to changes in the exchange rate regarding the revaluation of our Euro-denominated debt to U.S. dollars.

Liquidity and capital resources

Net cash provided by operating activities was $84.9 million and $24.2 million for the nine months ended September 30, 2009 and 2008, respectively. The changes in cash provided by operating activities were primarily due to an increase in net income partially offset by timing differences in cash payments relating to operating assets and liabilities.

Net cash used in investing activities, primarily consisting of additions to property and equipment related to payments for construction of Norwegian Epic, was $134.4 million and $127.0 million for the nine months ended September 30, 2009 and 2008, respectively.

Net cash provided by financing activities was $7.4 million and $232.8 million for the nine months ended September 30, 2009 and 2008, respectively. Cash provided by financing activities in 2009 was primarily due to a contribution from, and other transactions with, Affiliates and draw downs on our senior secured revolving credit facilities which were primarily offset by repayments of these facilities, payments on other outstanding loans and loan arrangement fees. Cash provided by financing activities in 2008 was primarily due to a contribution from an Affiliate and draw downs on our senior secured revolving credit facilities and other outstanding loans substantially offset by repayments on these facilities. In 2008, $240.2 million of our 10 5/8% Senior Notes were tendered to us resulting in $9.8 million outstanding. We refer you to Note 6 “Long-Term Debt” in our consolidated financial statements.

Capitalized interest decreased to $7.9 million in 2009 from $10.3 million in 2008 primarily due to a lower level of investment in construction of Norwegian Epic.

Future capital commitments

Future capital commitments consist of contracted commitments and future expected capital expenditures necessary for operations. As of September 30, 2009, we anticipate that capital expenditures will be $177.9 million (including $135.0 million through September 30, 2009), $1.0 billion and $70.0 million for the years ending December 31, 2009, 2010 and 2011, respectively, based on the Euro/U.S. dollar exchange rate as of September 30, 2009.

Norwegian Epic is under construction and will add approximately 4,200 berths to our fleet with anticipated delivery in the second quarter of 2010. The aggregate cost of Norwegian Epic, based on the Euro/U.S. dollar exchange rate as of September 30, 2009, is $1.3 billion. As of September 30, 2009, we had capitalized costs of $271.6 million for Norwegian Epic and the remaining cost is subject to fluctuations in the Euro/U.S. dollar exchange rate. In connection with the contract to build Norwegian Epic, we do not anticipate any contractual breaches or cancellations to occur. However, if any would occur, it could result in, among other things, the forfeiture of prior deposits or payments made by us and potential claims and impairment losses which may materially impact our business, financial condition and results of operations.

Other

As a routine part of our business, depending on market conditions, exchange rates, pricing and our strategy for growth, we regularly consider opportunities to enter into contracts for the building of additional ships. We may also consider the sale of ships, potential acquisitions and strategic alliances. If any of these were to occur, they may be financed through the incurrence of additional permitted indebtedness, through cash flows from operations, or through the issuance of debt, equity or equity-related securities.

Certain of our service providers have required collateral in the normal course of our business including liens on certain of our ships. As of September 30, 2009, an aggregate of $78.5 million of collateral from all of our service providers was included in other assets in our consolidated balance sheet.

We evaluated subsequent events through November 16, 2009, the date our financial statements were issued.

Funding sources

As of September 30, 2009, our liquidity was $245.7 million consisting of $143.6 million in cash and cash equivalents and $102.1 million available to draw down under our senior secured revolving credit facilities.

We have up to $970.5 million of export credit financing in place for Norwegian Epic, based on the Euro/U.S. dollar exchange rate as of September 30, 2009, which will complete our funding requirements.

Our debt agreements contain covenants that, among other things, require us to maintain a minimum level of liquidity, as well as limit our net funded debt-to-capital ratio, maintain certain other ratios and restrict our ability to pay dividends. Our ships and substantially all other property and equipment are pledged as collateral for our debt. We were in compliance with these covenants as of September 30, 2009.

In April 2009, we amended certain terms of substantially all of our then debt agreements. The amended terms included the extension of the maturity of our $800.0 million Facility from July 2010 to January 2012. Also, the amended terms included the deferral of principal amortization through December 2010, accelerated principal payments if we reach certain liquidity thresholds and certain other additional covenants. Our shareholders contributed an aggregate of $100.0 million of equity in connection with the amendments of our debt agreements.

In October 2009, we converted our Euro 308.1 million Pride of Hawai’i Loan from Euro to U.S. dollar-denominated, through maturity, with remaining terms unchanged.

In November 2009, we issued $450.0 million of 11.75% Senior Secured Notes due 2016 at a price of 98.834% of par in a private offering. We also entered into a new $750.0 million secured revolving credit facility at LIBOR plus a margin of 4.0% maturing in 2015 (“New Revolving Credit Facility”). The net proceeds from this note offering and borrowings under our New Revolving Credit Facility were used to retire indebtedness under our $800.0 million Facility and $610.0 million Senior Secured Revolving Credit Facility. In addition, we discharged our existing 10 5/8% Senior Notes.

The impact of changes in world economies and especially the global credit markets has created a challenging environment and may reduce future consumer demand for cruises and adversely affect our counterparty credit risks. Should this environment continue to deteriorate, this could adversely impact our business, financial condition and results of operations.

We believe our cash on hand, expected future operating cash inflows, additional borrowings under existing credit facilities and our ability to issue debt securities or raise additional equity, including capital contributions, will be sufficient to fund operations, debt payment requirements, capital expenditures and maintain compliance with covenants under our debt agreements over the next twelve-month period. There is no assurance that cash flows from operations and additional financings will be available in the future to fund our future obligations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NCL Corporation Ltd.

By:	/s/ KEVIN M. SHEEHAN
Name:	Kevin M. Sheehan
Title:	Chief Executive Officer and Chief Financial Officer

Date: November 16, 2009